

July 16, 2018

Robert E. Hoffman
Chief Financial Officer and Senior Vice President, Finance
Heron Therapeutics, Inc.
4242 Campus Point Court, Suite 200
San Diego, California 92121

      Re: Heron Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Quarterly Period Ended March 31, 2018
           Filed May 10, 2018
           File No. 001-33221

Dear Mr. Hoffman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Condensed Consolidated Balance Sheets, page 2

1. Regarding you accounts receivable at March 31, 2018, please provide us:
   - A description of the payment terms;
   - The amount considered past due as per your payment terms;
   - The amount due from each significant customer as well as the amount of revenue recognized from each during the three months ended March 31, 2018 and the year ended December 31, 2017; and
   - The amount recorded for the allowance for doubtful accounts and the amount of bad debt expense recorded in your statements of operations for the three months ended

March 31, 2018.

In your response, address your consideration as to disclosing the above in your future filings.

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations for the Three Months Ended March 31 2018 and 2017</u>
<u>Net Product Sales, page 23</u>

2.   In your Form 8-K dated May 10, 2018, you separately quantify the revenues you recognized during the quarterly period ended March 31, 2018 by product and you attribute the decrease in the sale of SUSTOL to the entry of generic palonosetron in the first quarter of 2018, which is expected to have a continuing negative impact on the demand for SUSTOL. Please tell us why you did not include this information in your discussion herein and address the following:

- Discuss and separately quantify the factors attributable to the net decrease of SUSTOL sales (e.g. the impact of changes in price, quantity, and adopting ASC 606);
- Discuss and quantify the impact the generic palonosetron is expected to have on your SUSTOL sales trend;
- Discuss factors attributable to the fluctuations in your gross margin;
- Quantify the amount of CIVANTI inventories previously expensed;
- Quantify the estimated selling value of zero/reduced-cost CIVANTI inventories remaining at March 31, 2018;
- Tell us when you expect to sell off all remaining zero/reduced-cost CIVANTI inventories, if any; and
- Tell us the gross margin you expect to earn on CIVANTI after all zero/reduced-cost CIVANTI inventories are sold.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andri Carpenter at 202-551-3645 or Keira Nakada at 202-551-3659 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance